Exhibit (a)(1)(I)

ARMOR TPG HOLDINGS UPDATES TENDER OFFER RESULTS

FOR SHARES OF ARMSTRONG WORLD INDUSTRIES, INC.

Fort Worth, TX, October 2, 2009 – On October 2, 2009 Armor TPG Holdings LLC (Armor TPG), a company owned by private equity funds affiliated with TPG Capital, announced the completion of its tender offer for shares of common stock of Armstrong World Industries, Inc. (NYSE: AWI).

Following the announcement, the depositary for the tender offer advised Armor TPG that due to an error by the depositary 743 properly tendered and not withdrawn shares were not included in the depositary’s original report to Armor TPG. The additional shares bring the total number of shares tendered and not withdrawn to 1,892, not 1,149 as previously announced.

Armor TPG has accepted all 1,892 shares validly tendered and not withdrawn for payment. Following the tender offer, Armor TPG continues to directly own approximately 12.2% percent of the 57,347,726 shares of AWI outstanding as of September 1, 2009.

About TPG Capital

TPG Capital is the global buyout group of TPG, a leading private investment firm founded in 1992 with approximately $45 billion of assets under management and offices in San Francisco, London, Hong Kong, New York, Fort Worth, Washington, D.C., Melbourne, Moscow, Mumbai, Paris, Luxembourg, Beijing, Shanghai, Singapore and Tokyo. TPG Capital has extensive experience with global public and private investments executed through leveraged buyouts, recapitalizations, spinouts, joint ventures and restructurings. TPG Capital’s investments span a variety of industries including industrials, retail, consumer, financial services, travel and entertainment, technology, media and communications, and healthcare. Please visit www.tpg.com.

Contact:

For TPG Capital:	Kristin Celauro
Owen Blicksilver Public Relations, Inc.
732-291-5456